COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

June 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust I (“CFSTI”); Registration Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on May 9, 2012 in connection with post-effective amendment no. 145 to the registration statement of CFSTI, filed with the SEC on March 23, 2012, relating to its new series Columbia Risk Allocation Fund (the “Fund”). The staff’s comments are summarized below, and each is followed by our response.

Comment 1:

Please confirm that the contractual fee waiver/expense reimbursement agreements described in the Annual Fund Operating Expenses table (i) will be in effect for at least a year after the effective date of the Fund’s registration statement and (ii) will reduce the Fund’s operating expenses. If the arrangements are subject to any recoupment, please describe the provisions of the recoupment.

Response to Comment 1: The expense reimbursement arrangement for the Fund will be in effect for at least a year after the effective date of the Fund’s registration statement and will reduce Fund operating expenses. The expense reimbursement arrangement is not subject to recoupment.

Comment 2:

Are the Fund’s investments in fixed-income securities subject to any limitations with regard to investment grade or maturity? If not, consider adding disclosure to this effect and a below-investment grade risk to the Fund’s prospectuses.

Response to Comment 2: The Fund’s investments in fixed-income securities are not subject to any limitation with regard to investment grade or maturity. We intend to add the following disclosure in the principal investment strategies section of the Fund’s prospectuses:

The Fund may invest in fixed income securities of any maturity (and does not seek to maintain a particular dollar-weighted average maturity) and of any credit quality, including investments that are rated below investment-grade (commonly referred to as “high yield securities” or “junk bonds”) or, if unrated, deemed by the Investment Manager to be of comparable quality.

Comment 3:

Please confirm that if the Fund sells a credit default swap (writes protection) it will cover the notional value of the security.

Response to Comment 3: If the Fund sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Fund).

Comment 4:

We note that the Fund may invest in emerging markets securities. Please explain supplementally how the Fund will determine which securities are emerging market securities?

Response to Comment 4: The Fund does not have an investment policy to invest at least a certain percentage of its assets in, or to invest no more than a certain percentage of its assets in, emerging market securities. Therefore, the Fund will not have compliance testing with respect to investments in emerging market securities. However, for reporting purposes, we would expect to categorize a Fund’s portfolio securities as emerging markets securities if the issuer is domiciled in, or has economic exposure primarily to, countries not included in the MSCI World Index.

Comment 5:

We note that the Fund may take short positions. Please confirm supplementally that any interest expense from short positions will be included in the Fund’s fee and expense table.

Response to Comment 5: Confirmed.

Comment 6:

Please remove the cross reference to the Statement of Additional Information included in the U.S. Government Obligations Risk.

Response to Comment 6: We will remove the cross reference.

Comment 7:

The Fund’s primary benchmark is a blended benchmark composed of the S&P 500 Index (60%) and Barclays Capital U.S. Aggregate Bond Index (40%). Although a customized blended benchmark may be used as a secondary benchmark, we request that you do not use one as the Fund’s primary benchmark.

Response to Comment 7: Subject to Board approval, we intend to use the Citigroup 3-month U.S. Treasury Bill Index as the Fund’s primary benchmark and the blended benchmark as a secondary benchmark.

Comment 8:

In the section “Additional Investment Strategies and Policies – Changing the Fund’s Investment Objective and Policies”, you state that the Fund’s investment objective and certain of its investment policies can be changed without shareholder approval. Can these changes be made without shareholder notice as well?

Response to Comment 8: Whether shareholder notice of changes to the Fund’s objective or policies would warrant prior shareholder notice depends on the nature of the changes. However, it is possible that certain changes might be made without prior notice to shareholders. Accordingly, we will clarify the disclosure.

Comment 9:

The Fund may invest significantly in Columbia Commodity Strategy Fund, Columbia Emerging Markets Fund and other mutual funds and exchange-traded funds managed by Columbia Management Investment Advisers, LLC or its affiliates (such affiliated funds, the “Underlying Funds”). Please describe in the Fund’s prospectuses an upper limit on how much of the Fund’s assets will be invested in the Underlying Funds in the aggregate.

Response to Comment 9: The allocation of the Fund’s assets to Underlying Funds will vary depending on then-current and expected market and economic conditions. It is therefore difficult to establish a definitive cap on the allocation of Fund assets to Underlying Funds. However, it is possible, given certain market and economic conditions, that the Fund may invest all of its assets in Underlying Funds. Accordingly, we will add the following disclosure to the principal investment strategies section of the Fund’s prospectuses:

Depending on current and expected market and economic conditions, the Fund may invest all of its assets in Underlying Funds.

We hope that these responses adequately address your comments. We acknowledge the obligation to file with the SEC Item 2, 3 and 4 disclosure in XBRL format within fifteen business days following the effectiveness of the registration of the Fund. CFSTI accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFSTI acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFSTI further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I

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